CEDAR SHOPPING CENTERS, INC.
44 SOUTH BAYLES AVENUE
PORT WASHINGTON, NY  11050
TEL: (516) 767-6492 / FAX: (516) 767-6497

September 13, 2010

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3010
Washington, DC 20549

Re:         Cedar Shopping Centers, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 15, 2010
Definitive Proxy on Schedule 14A Filed April 26, 2010
File No. 001-31817

Dear Ms. VanDoorn:

Reference is made to your follow-up letter dated September 9, 2010 bearing the captioned file number and headings. The following is respectfully submitted by Cedar Shopping Centers, Inc. (the “Company”) in response thereto:

Form 10-K
Item 15. Exhibits and Financial Statement Schedules

1.           Your Comment and Requested Clarification: We have considered your response to comment 9 in our letter dated July 30, 2010. We continue to believe that if you include material contracts pursuant to 601(b)(10) of Regulation S-K, those contracts must be filed in their entirety. Please confirm that you will file the complete copies of exhibits 10.5.a, 10.5.c, 10.6, 10.8 and 10.10.b with your next 10-Q filing. Please note that Rule 202 of Regulation S-T allows for a hardship exemption under limited circumstances for exhibits and filings.

The Company’s Response: The Company hereby confirms that it will file complete copies of exhibits 10.5.a, 10.5.c, 10.6, 10.8 and 10.10.b, including all exhibits and schedules, with its next Form 10-Q.

Definitive Proxy on Schedule 14A
Compensation Discussion and Analysis
Annual Bonus

2.           Your Comment and Requested Clarification: We note your expanded narrative discussion of your compensation committee’s considerations in awarding bonus compensation to each of your executives based on the individual accomplishments described in your response to comment 11 in our letter dated July 30, 2010. Please confirm that you plan to provide similar disclosure in future filings.

The Company’s Response: The Company hereby confirms that it plans to provide expanded narrative discussion in future filings similar to that contained in the response to comment 11 in its letter to the Commission Staff dated July 30, 2010.

In connection with the above, the Company hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review hereof, you should have any additional questions or should require any additional information, please contact the undersigned at (direct) 516-944-4525.

Very truly yours,

/s/ LEO S. ULLMAN
______________________________________
Leo S. Ullman
Chairman, Chief Executive Officer and President